Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of

7 Days Group Holdings Limited:

We consent to the incorporation by reference in the registration statement (No. 333-170726) on Form S-8 of 7 Days Group Holdings Limited of our reports dated April 26, 2012, with respect to the consolidated balance sheets of 7 Days Group Holdings Limited as of December 31, 2010 and 2011, and the related consolidated statements of operations, consolidated statements of equity (deficit) and comprehensive income (loss), and consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 20-F of 7 Days Group Holdings Limited.

/s/ KPMG

Hong Kong, China

April 26, 2012